Dear valued ADR holder,

We herewith inform you that the Extraordinary General Meeting (the “EGM”) of the Shareholders of WISeKey International Holding Ltd (the “Company”) will be held on April 27, 2023, and that all holders as of the close of business on March 20, 2023 will be entitled to vote.

For environmental reasons, the Company has decided to reduce the amount of paper used for this mailing to the extent possible. As a result, you are only receiving this brief Notice accompanied by the voting instruction card.

The invitation which includes the agenda with the explanatory notes is available at the Company’s website at URL: https://www.wisekey.com/company/investors/

If you would like to obtain a printed copy of the invitation which includes the agenda with explanatory notes to the EGM, please write to:

Proxy Services Corporation

10 Drew Court – Suite #3

Ronkonkoma, NY 11779

or please call the following number: 1-800-555-2470.